

January 20, 2010

Mr. Julien François
Chief Financial Officer
Western Copper Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

> **Re: Western Copper Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Response Letter Dated December 14, 2009**
> **File No. 000-52231**

Dear Mr. François:

    We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   We note your stated intention to make responsive changes in your next filing on Form 20-F for the year ended December 31, 2009. If you amend the Form 20-F for the year ended December 31, 2008, whether in response to staff comments or for any other reason, please ensure that the amendment you file gives effect to all the comments we issued in our letter to you dated November 30, 2010.

Selected Financial Data, page 4

2.   We note your response to prior comment 1 regarding the presentation of your selected financial data and understand that you have only presented selected financial information for the company after the date it was spun off on May 3, 2006. Please note that the instructions to Item 3A indicate that in some cases, selected financial data must be presented for a predecessor. Please explain how

your disclosure complies with these instructions, specifying whether your operations prior to the spin-off were conducted by a predecessor as defined in Exchange Act Rule 12b-2.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Tim Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director